Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Pyrophyte Acquisition Corp. on Form S-1 of our report dated March 11, 2021, except for Warrant Liabilities in Note 7 as to which the date is August 13, 2021 and Subsequent Event in Note 9, as to which the date is September 29, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Pyrophyte Acquisition Corp as of February 24, 2021 and for the period from February 12, 2021 (inception) through February 24, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

West Palm Beach, FL

October 4, 2021